KWESST Receives Order For Prototypes Of Its Next-Generation Battlefield Laser Detection System For Major North American Armored Vehicle Program

OTTAWA, ON - JUNE 18, 2025 - KWESST Micro Systems Inc. (NASDAQ: KWE) (NASDAQ: KWESW) (TSXV: KWE) ("KWESST" or the "Company"), a leader in advanced tactical systems, today announced receipt of a first order from a defense systems integrator for prototypes of its newest generation of battlefield laser detection system ("BLDS") for a major North American armored vehicle program.  On August 4, 2023, KWESST delivered earlier versions of the BLDS technology to an overseas NATO country through a European defense integrator.

"The order announced today is a major validation of the strategic importance of our latest BLDS technology," said Sean Homuth, President and CEO of KWESST.  "It's a leap ahead in capability, combining low-cost in a flexible form factor for deployment in either soldier-worn or vehicle mounted configurations, enabling many more sensors to be deployed and networked for real-time situational awareness and drastically improved survivability of soldiers and high-value targets on the battlefield."

"The modern battlefield has changed," added Homuth.  "Lasers are now a silent, invisible threat that can turn any soldier or vehicle into a target in seconds.  BLDS gives them back those seconds so they have a fighting chance".

BLDS was developed in response to the increase in laser-guided threats on the battlefield, such as Laser Target Designators (LTDs), Laser Range Finders (LRFs), and beam-riding munitions.  In modern conflicts - most notably Ukraine - these systems have dramatically increased the lethality of conventional weapons, enabling precision targeting of personnel, vehicles and fortifications with devastating effectiveness.

The non-networked BLDS prototypes on order are ready for delivery to the North American military armored vehicle program, subject to customary finalization of documentation.  Once delivered, they will undergo performance testing of the lased-detection technology in a wide range of operational environments and scenarios in anticipation of the forthcoming fully-networked version.

For interested customers, KWESST expects to have prototypes available of fully-networked versions, incorporating its proprietary approach to real-time detection, classification and dissemination of laser threats by fall of 2025.

For further information, please contact:

Sean Homuth, President and Chief Executive Officer

homuth@kwesst.com

David Luxton, Chairman

luxton@kwesst.com

Jason Frame, Investor Relations

+1 (587) 225-2599

frame@kwesst.com

About KWESST

KWESST (TSXV: KWE and KWE.WT.U; NASDAQ: KWE and KWESW; FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary non-lethal product line branded PARA OPSTM with applications across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Forward-Looking Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purposes of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties.

Although KWESST's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all) including completion of the delivery of BLDS prototype units to the customer, statements of work and orders for its products in 2025 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, growth in expected demand for products, successful launch of new products, achieving supply chain efficiency, impact on local economy and job creation,  reducing trade barrier or tariffs,  inability to secure key partnership agreements to facilitate the contract manufacturing, outsourcing and logistics for its PARA OPSTM products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement and execute its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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